Exhibit 99.1

June 4, 2019

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of InterXion Holding N.V., to be held on Friday, June 28, 2019, beginning at 9:00 Central European Time at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands.

Information about the meeting and the various matters on which the shareholders will be asked to vote on are included in the Notice of Annual General Meeting and Proxy Statement that follow. Also included is a proxy card and postage-paid return envelope. Please sign, date and mail the enclosed proxy card in the return envelope provided as promptly as possible, whether or not you plan to attend the meeting.

Sincerely,

David C. Ruberg
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS OF INTERXION HOLDING N.V.:

June 4, 2019

Notice is hereby given that the Annual General Meeting (the “Annual General Meeting”) of InterXion Holding N.V. (the “Company”) will be held on Friday, June 28, 2019, beginning at 9:00 Central European Time (“CET”) at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, for the following purposes:

a.	To discuss the execution of the Company’s remuneration policy in 2018; and

b.

To discuss (i) the annual report of the board of directors of the Company (the “Board”) for the financial year ended December 31, 2018; (ii) the application of the Dutch Corporate Governance Code; and (iii) the reservation and dividend policy.

The Board recommends a vote FOR each of the following proposals:

1.	To adopt the Dutch statutory annual accounts of the Company for the financial year ended December 31, 2018;

2.	To discharge the members of the Board from certain liabilities for the financial year ended December 31, 2018;

3.	To re-appoint one Non-Executive Director;

4.	To re-appoint one Executive Director;

5.	To increase the annual cash compensation for our Chairman;

6.	To award restricted shares to our Non-Executive Directors;

7.	To award performance shares to our Executive Director for the performance year 2016;

8.

To designate the Board as the corporate body authorized to issue shares and to grant rights to subscribe for up to 2,035,547 shares in the share capital of the Company for the Company’s employee incentive schemes;

9.	To designate the Board as the corporate body authorized to restrict or exclude pre-emption rights when issuing shares in relation to employee incentive schemes;

10.

To designate the Board as the corporate body authorized to issue shares and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the issued share capital of the Company at such a price and on such conditions as determined for each issue by the Board for general corporate purposes;

11.	To designate the Board as the corporate body authorized to restrict or exclude pre-emption rights when issuing shares for general corporate purposes;

12.	To appoint KPMG Accountants N.V. to audit the annual accounts of the Company for the financial year ending December 31, 2019; and

13.	To transact such other business as may properly come before the Annual General Meeting or any adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting to be held on June 28, 2019: The Proxy Statement and the Company’s Dutch statutory annual accounts are available at www.interxion.com.

Copies of the agenda for the Annual General Meeting and related documents may be obtained free of charge at the Company’s offices in Hoofddorp, The Netherlands, by shareholders and other persons entitled to attend the Annual General Meeting and their representatives as of the date hereof until the close of the Annual General Meeting. Copies of these documents are also available on the Company’s website (www.interxion.com).

The Board has determined that all holders of the ordinary shares of the Company as of the close of the New York Stock Exchange on May 31, 2019 (the “Record Date”), according to the American Stock Transfer & Trust Company’s share register or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, are entitled to attend and vote at the Annual General Meeting and any adjournments thereof.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by 17:00 CET on June 21, 2019. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 CET on June 21, 2019. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the Record Date. Access to the Annual General Meeting will be permitted only after verification of valid picture identification, such as a driver’s license or passport.

If you do not plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy and return it promptly in the enclosed envelope, which needs no postage if mailed in the United States. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

* * * *

By Order of the Board of Directors,

David C. Ruberg
Chief Executive Officer